Exhibit 4.17

ARCELORMITTAL EXECUTIVE OFFICE
PERFORMANCE SHARE UNIT PLAN

ANNEX C

Amendment of eligible participants to the Executive Office Performance Share Units Plan

The ArcelorMittal Executive Office Performance Share Unit Plan approved at the annual general shareholders meeting held on May 2nd, 2023 was intended to create an incentive vehicle provided exclusively to the members of the Executive Office, who will no longer receive awards granted pursuant to the ArcelorMittal Equity Incentive Plan.

The Plan included the definition of “Participant” as a member of the Executive Office who is eligible to participate in the Plan and to whom one or more Awards have been granted pursuant to the Plan and, following the death of any such person, his or her successors, heirs, executors, and administrators, as the case may be.

At the annual general shareholders meeting held on May 6, 2025 has been approved to amend the Participant definition in the sense of including the Chief Financial Officer as eligible to be granted Awards pursuant to the Plan as from that date.

For the purpose of the Plan, any mention made in the Plan to the Group Executive Office or its members should be interpreted as including the Chief Financial Officer.